March 29, 2005


via facsimile and U.S. mail

Mr. Russell L. Smith
Chief Executive Officer
Vision Energy Group, Inc. (formerly O`Hara Resources, Ltd.)
4333 Admiralty Way, Suite 100P
Marina del Ray, CA 90291



	Re:	Vision Energy Group, Inc. (formerly O`Hara Resources,
Ltd.)
		Form 10-KSB, Filed January 27, 2005
		Form 10-QSB, Filed January 28, 2005
		Response letter, Filed March 15, 2005
		File No. 000-16602

Dear Mr. Smith:

      We have reviewed the above filings and response letter and have the following comment. Our review has been limited to the area commented on below.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB for the year ended April 30, 2004

1. We understand from your March 15, 2005 response letter that you will be filing amendments to your documents to address the issues identified in our prior comments. Please file your amendments as soon as possible. Also, since you have not filed your third quarterly report on Form 10-QSB, which became due on March 17, 2005, we must remind you of your responsibilities under Regulation 13A of the Exchange Act, as clarified in General Instruction A.1 to Form 10-
QSB. Please comply with your reporting obligations without further delay.

Closing Comments

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Ensure that your response to this comment is made on your company`s letterhead, as a reproduction of this letter is not necessary. In addition, please ensure that you provide the representations previously requested, as outlined below.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Jennifer Goeken at (202) 824-5287 or Karl
Hiller at (202) 942-1981 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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O'Hara Resources, Ltd.
March 29, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE